# 公　　告

为确保改造七台河市新兴区及立交桥建设工程的顺利进行，对《七台河市新兴区改造及立交桥建设工程征地拆迁补偿安置实施方案》中对选择货币补偿的，原60天内支付拆迁补偿款现延长至90天。

特此公告

七台河市土地储备中心

2010年1月27日

**Announcement**

To ensure the transformation of Qitaihe City overpass construction projects in emerging areas and smooth on the "emerging area of Qitaihe City reconstruction and overpass construction projects of land compensation and resettlement plan" in the selection of monetary compensation, the original 60 days to pay relocation compensation modes are extended to 90 days.

Notice is hereby given.

**Qitaihe City Land Storage Center**

**January 27, 2010**